EXHIBIT 99.33

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

BURKE TRADING, LLC, individually and on
behalf of all others similarly situated,

Plaintiff,	C.A. No. 19416 NC
[STAMP]

-against-

PIERSON M. GRIEVE, WILLIAM A. HODDER,
LUELLA GROSS GOLDBERG, WAYNE H.
BRUNETTI, RICHARD C. KELLY, DAVID H.
PETERSON, EDWARD JIM McINTYRE, GARY
R. JOHNSON, JAMES J. HOWARD, III, and
XCEL ENERGY, INC. and NRG ENERGY, INC.,	CLASS ACTION COMPLAINT

Defendants.

INTRODUCTION

     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

     1.     This action arises out of an unlawful scheme and plan by Xcel Energy, Inc. (“Xcel”) to acquire the remaining ownership of NRG Energy, Inc. (“NRG” or the “Company”) for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants’ fiduciary duties.

THE PARTIES

     2.     Plaintiff is and has been at all relevant times the owner of NRG common stock.

     3.     Defendant NRG is a corporation organized and existing under the laws of the Delaware with its principal executive offices located at NRG Energy, Inc., 901 Marquette Avenue, Suite 2300, Minneapolis, MN 55402-3265. NRG, a global energy company, acquires, develops, constructs, owns and operates power generation facilities. The Company’s operations utilize such diverse fuel sources as natural gas, oil, coal, and refuse derived fuel. As of November 2, 2001, there were over 147 million shares of Class A common stock and over 50 million shares of NRG common stock issued and outstanding.

     4.     Xcel is a corporation organized and existing under the laws of Minnesota with its principal executive offices located at 800 Nicollet Mall, Minneapolis, MN 55402. Xcel provides electric and natural gas services. Xcel offers a variety of energy-related services, including generation, transmission, and distribution of electricity and natural gas throughout the United States. Xcel owns 100% of the Class A common stock of NRG. The Class A common stock represents approximately 74% of the voting power of NRG.

     5.     Defendant Pierson M. Grieve (“Grieve”) is and was at all relevant times a director of NRG.

     6.     Defendant William A. Hodder (“Hodder”) is and was at all relevant times a director of NRG.

     7.     Defendant Luella Gross Goldberg (“Goldberg”) is and was at all relevant times a director of NRG.

     8.     Defendant Wayne H. Brunetti (“Brunetti”) is and was at all relevant times a director of NRG. Brunetti is also Chairman, President and Chief Executive Officer of Xcel.

     9.     Defendant Richard C. Kelly (“Kelly”) is and was at all relevant times a director of NRG. Kelly is also President of Xcel’s enterprises division.

     10.     Defendant David H. Peterson (“Peterson”) is and was at all relevant times Chairman, President and Chief Executive Officer of NRG.

     11.     Defendant Edward Jim McIntyre (“McIntyre”) is and was at all relevant times a director of NRG. McIntyre is also the Vice President and Chief Financial Officer of Xcel.

     12.     Defendant Gary R. Johnson (“Johnson”) is and was at all relevant times a director of NRG. Johnson is also Vice President and General Counsel of Xcel.

     13.     Defendant James J. Howard, III (“Howard”) is and was at all relevant times a director of NRG. Howard is also the Chairman Emeritus of Xcel.

     14.     The defendants named above (the “Individual Defendants”), as officers and/or directors of Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

CLASS ACTION ALLEGATIONS

     15.     Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

     16.     This action is properly maintainable as a class action for the following reasons:

a) the Class is so numerous that joinder of all members is impracticable. As of November 2, 2001, there were over 50 million shares of NRG common stock issued and outstanding held by shareholders other than Xcel or its affiliates. These shares were held by hundreds of shareholders of record, and likely many more beneficial owners.

b) there are questions of law and fact which are common to the Class, including, inter alia the following:

i) whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

ii) whether the defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

iii) whether defendants have disclosed all material facts in connection with the challenged transaction; and

iv) whether plaintiff and the other members of the Class would be irreparably damaged if defendants are not enjoined from the conduct described herein;

     17.     The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

     18.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     19.     The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     20.     Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

BACKGROUND AND SUBSANTIVE ALLEGATIONS

     21.     On February 15, 2002, Xcel announced an offer to purchase the remaining shares of NRG not already owned by Xcel. Pursuant to the offer, NRG shareholders would receive .4846 shares of Xcel common stock for each common share of NRG. While the offer represents a slight premium over NRG’s closing price of $10.00 on February 14, 2002, it is grossly inadequate in that it is well below the levels at which NRG shares have recently traded. NRG shares traded as high as $15.70 per share on January 14, 2002, just one month before Xcel’s offer was announced.

     22.     Xcel currently controls approximately 74% of the voting power of NRG.

     23.     Defendants are intent on Xcel paying the lowest possible price to Class members, even though they are duty-bound to maximize shareholder value. Defendants have clear and material conflicts of interest in the Offer.

     24.     Because of Xcel’s control over the Company and NRG’s Board of Directors, Xcel is in a position to dictate the terms of the Offer. Defendants have conflicts of interest and thus cannot represent or protect the interests of the Company’s public shareholders with impartiality and vigor.

     25.     The Offer is in furtherance of Xcel’s wrongful plan to acquire NRG, which, if not enjoined, will result in the elimination of the public stockholders of NRG in a transaction that is inherently unfair to them and that is the product of the defendants’ conflicts of interest, as described herein. More particularly, the Offer is in violation of defendants’ fiduciary duties and has been timed and structured unfairly in that:

a) the Offer is timed to take advantage of the recent decline in the price of NRG shares, which traded as high as $15.70 per share on January 14, 2002;

b) defendants, by virtue of, among other things, their voting and ownership power, control and dominate NRG’s Board of Directors;

c) defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, Class members are unable to determine whether the price offered in the Offer is fair; and

d) defendants have violated their duty of fair dealing by manipulating the timing of the Offer to benefit themselves at the expense of the plaintiff and the class.

     26.     Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

     27.     Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A.     Declaring this to be a proper class action and naming plaintiff as Class representative;

     B.     Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

     C.     In the event the Offer is consummated, rescinding the transaction or awarding rescissionary damages;

     D.     Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

     E.     Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff’s reasonable attorneys and experts fees; and

     F.     Granting such other and further relief as may be just and proper.

Dated: February 15, 2002

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.

By:	/s/ CARMELLA P. KEENER 919 N. Market St., Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

ENTWISTLE & CAPPUCCI LLP
299 Park Avenue
New York, New York 10171
(212) 894-7200